
stratasys | F900

Stratasys Q1 2019

Financial Results Conference Call

May 2, 2019

stratasys

Q1 2019

Conference call & webcast details

Speakers

- Elan Jaglom – Interim CEO
- David Reis – Vice-Chairman
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/m6/p/cwyibwsv

Live dial-in information

Primary dial-in:
+1-866-394-5776

International dial-in:
+1-409-350-3596

Participant passcode:
2949608

Forward looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; potential shifts in prices or margins of the products that we sell or services we provide; potential changes in our overall strategy, including as related to any reorganization activities and our capital expenditures; the impact of shifts in prices or margins of the products that we sell or services that we provide; the impact of competition and new technologies; potential impairment of goodwill or other intangible assets in respect of companies that we acquire; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; risks related to the international scope of our operations and regulatory compliance; risks related to infringement of our intellectual property rights by others (including for replication and sale of our consumables for use in our systems) or infringement of others' intellectual property rights by us; costs and potential liability relating to litigation and regulatory proceedings; risks related to our maintenance of our liquidity and financing our operations and capital needs; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the "2018 Annual Report"), filed with the Securities and Exchange Commission (the "SEC") on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.



Elan Jaglom
Interim CEO



Opening Remarks

- Pleased with first quarter top line results and continuation of strong North American performance
- Pleased with non-GAAP profitability
- Excited about recent new product introductions and upcoming portfolio announcements

Financial Update

Lilach Payorski – CFO


stratasys F170

Financial Results

	GAAP			Non-GAAP		
	Q1-18	Q1-19	Change Y/Y	Q1-18	Q1-19	Change Y/Y
Total Revenue	153.8	155.3	1.0%	153.8	155.3	1.0%
Gross Profit	75.7	76.5	0.8	81.2	80.7	(0.5)
% Margin	49.2%	49.2%	1.1%	52.8%	52.0%	-0.7%
Operating Income (Loss)	(6.5)	(3.3)	3.2	4.9	6.8	1.9
% Margin	-4.2%	-2.1%	49.4%	3.2%	4.4%	38.2%
Pre-Tax Income (Loss)	(6.5)	(2.5)	3.9	4.9	7.6	2.6
% Margin	-4.2%	-1.6%	61.0%	3.2%	4.9%	53.3%
Tax Expense	0.6	1.2	102.7%	1.4	1.8	26.5%
EBITDA	3.0	11.1	271%	11.8	13.8	16.6%
Net Income (Loss) attributed to SSYS Ltd.	(13.0)	(2.3)	10.8	2.7	5.7	2.9
% Margin	-8.5%	-1.5%	-82.6%	1.8%	3.6%	107.9%
Diluted EPS	(0.24)	(0.04)	-82.7%	0.05	0.10	105.0%
Diluted Shares	53.7	54.0	0.6%	53.7	54.5	1.4%

$ in millions, except shares data

All numbers and percentages rounded

Financial Results
Revenue



Quarterly Trend
153.8
170.2
162.0
177.1
155.3
49.9
51.8
52.4
52.6
50.2
103.9
118.4
109.6
124.5
105.1
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Service
Product

Revenue Growth – Q1 '19		
Revenue	Y/Y	Y/Y *(exc. divested entities)*
Product	1%	4%
System	1%	4%
Consumables	1%	3%
Service	1%	1%
Customer Support	1%	2%

$ in millions unless noted otherwise
All numbers and percentages rounded

Financial Results
Gross margin trends

GAAP


56.5%
55.0%
55.6%
54.6%
58.0%
49.2%
49.1%
48.7%
49.1%
49.2%
34.0%
35.7%
34.2%
36.1%
30.9%
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19

Non-GAAP


61.7%
59.6%
60.6%
58.9%
61.8%
52.8%
52.5%
52.1%
52.2%
52.0%
34.4%
36.2%
34.5%
36.3%
31.3%
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19

Total Gross Margin Product Gross Margin Service Gross Margin

All percentages rounded

Financial Results
Operating expenses and operating margin trends


-3%
82.1
79.7
Q1 '18
Q1 '19

GAAP Operating Expenses


-3%
76.3
73.9
Q1 '18
Q1 '19

Non-GAAP Operating Expenses


3.2%
6.2%
5.0%
7.2%
4.4%
-4.2%
-1.1%
2.1%
-2.1%
-2.1%
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise

All numbers and percentages rounded

Financial Results

Balance sheet summary and cash flow from operations

	Q1-18	Q4-18	Q1-19
Cash and Cash Equivalents	346.5	393.2	**367.8**
Accounts Receivable	119.8	138.1	**128.4**
Inventories	120.1	123.5	**131.7**
Net Working Capital	450.2	508.4	**487.1**



27.1
4.6
Q1 '18
Q1 '19

Cash Flow From Operating Activities

$ in millions unless noted otherwise

All numbers rounded

Lilach Payorski
CFO

Financial Summary

- Pleased with our first quarter results
- Encouraged by the continuation of the strong performance in North America over the last several quarters - both systems and materials
- Results reflect continuation of strong non-GAAP earnings and success in maintaining operational discipline and expense management
- Continue to enjoy a healthy balance sheet and are well positioned to take advantage of opportunities moving forward



CEO Search Update

Elan Jaglom, Interim CEO

Q1 2019 Updates



David Reis, Vice Chairman

Q1 Update – Strong Growth in North America

- Growth in high-end **Fortus FDM production systems**
- Strong quarter for **F123 platform** and continued interest in new Elastomer TPU materials-enabled edition
- Continue to see increased adoption in aerospace, automotive, and healthcare & dental segments
- Pleased with early traction for new products including **F380 Carbon Fiber Edition** and **MakerBot Method**







Recent New Product Introductions



F120 3D Printer

- Industrial-grade system targeting customers new to additive manufacturing that offers the benefits of our F123 platform at an affordable price for designers, engineers, and educators



V650 Flex Stereolithography 3D Printer

- Large-scale system with open, configurable environment to provide accuracy, choice, and lower costs for 3D printed prototyping and part development
- Select DSM Somos resins available directly from Stratasys

Pantone Validation for J750 and J735 3D Printers

- Full color and multi-material J750 / J735 are first and only 3D printers officially "Pantone-Validated" – allowing for color matching between designers, modelers, and manufacturers

Aerospace Update

Stratasys FDM technology achieves National Center for Advanced Materials Performance (NCAMP) qualification from the National Institute of Aviation Research (NIAR)

- NCAMP process recognized by FAA and EASA
- NIAR has published official design allowables documenting the performance achievable with the Fortus 900mc and ULTEM 9085
- Now significantly easier for the industry and its supply chain to adopt Stratasys FDM technology for production applications
- Only way to the meet the design allowables standard is to use a Fortus 900mc and ULTEM 9085 material in the Aircraft Interior Solution configuration


AIRBUS A350
A350 XWB
A350
F-WWCF

Revenue and Earnings Guidance

Revenue (M)
$670 - $700

GAAP Diluted EPS
$(0.40) - $(0.22)

Non-GAAP Diluted EPS
$0.55 - $0.70

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$670 to $700
GAAP Net Loss	($22) to ($12)
(1) Stock-Based Compensation Expense	$20 to $22
(2) Intangible Assets Amortization Expense	$32
(3) Reorganization Related Expense	$1 to $2
(4) Tax Expense (Income) Related to Non-GAAP Adjustments	($3) to ($4)
Non-GAAP Net Income	$30 to $38
GAAP Diluted Loss Per Share	($0.40) to ($0.22)
Non-GAAP Diluted Earnings Per Share	$0.55 to $0.70

$ in millions unless noted otherwise

Thank You

Make it Better.
Make it with Stratasys.

stratasys

GAAP to Non-GAAP Reconciliation
Results of operations Stratasys Ltd

	Three Months Ended March 31, 2019			Three Months Ended March 31, 2018		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$76,457	$4,252	$80,709	$75,650	$5,599	$81,249
Operating income (Loss) (1,2)	(3,271)	10,075	6,804	(6,465)	11,387	4,922
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(2,270)	7,927	5,657	(13,041)	15,763	2,722
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.04)	$0.14	$0.10	($0.24)	$0.29	$0.05
(1) Acquired intangible assets amortization expense		3,898			5,204	
Non-cash stock-based compensation expense		354			387	
Reorganization and other related costs		0			8	
		4,252			5,599	
(2) Acquired intangible assets amortization expense		1,889			2,558	
Non-cash stock-based compensation expense		3,875			3,028	
Gain from sale of plant and property		0			(1,563)	
Reorganization and other related costs		59			1,671	
Merger and acquisition related expense		0			94	
		5,823			5,788	
		10,075			11,387	
Corresponding tax effect		(544)			(792)	
Gain from equity method divestment, related write-offs and amortization		(1,604)			5,168	
		$7,927			$15,763	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,966		54,477	53,657		53,721

$ in millions unless noted otherwise